REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Big Cat Energy Corporation

We have audited the accompanying balance sheets of Big Cat Energy Corporation (a development stage company) as of April 30, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows for years then ended and the cumulative period from June 19, 1997 (inception) to April 30, 2011. We did not audit the cumulative period from June 19, 1997 (inception) to April 30, 2008.  Those amounts were audited by other auditors whose report dated July 28, 2008 has been furnished to us, and our opinion, insofar as it relates to the cumulative amounts from June 19, 1997 (inception) to April 30, 2008, is based solely on the report of the other auditors.  Big Cat Energy Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Big Cat Energy Corporation as of April 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from June 19, 1997 (inception) through April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has limited revenue and has incurred substantial losses from operations and is in the development stage.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 2.  The financial statements do not include any adjustments that might result for the outcome of this uncertainty.

/s/ Eide Bailly LLP

Greenwood Village, Colorado July 25, 2011